SECURI[...]SION

11023864

ANN[...] REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-36808

SEC Mail Processing Section
DEC 19 2011
Washington, DC
101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E. H. SMITH JACOBS & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

Ch.D 12/20/11

OATH OR AFFIRMATION

I, **MARIE-REGINA FORBES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E. H. SMITH JACOBS & CO. INC.**, as of **SEPTEMBER 30, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 01CA0538880
Qualified in Kings County
Certificate filed in New York County
Commission Expires February 28, 2014

Signature

PRESIDENT
Title

Gloria Calicchia
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

E. H. SMITH JACOBS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

E. H. SMITH JACOBS & CO., INC.
SEPTEMBER 30, 2011

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E. H. Smith Jacobs & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of E. H. Smith Jacobs & Co., Inc. (the "Company") as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph above presents fairly, in all material respects, the financial position of E. H. Smith Jacobs & Co., Inc. as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

December 15, 2011

E. H. SMITH JACOBS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash and cash equivalents	$	22,587
Due from clearing brokers		500,342
Securities owned, at fair value		6,110
Loans and advances receivable		37,000
Investment in affiliate		74,922
Property and equipment, net of accumulated depreciation of $410,901		33,143
Other assets		7,633
TOTAL ASSETS	$	681,737

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Loan payable to bank	$	100,349
Accrued expenses and other liabilities		54,579
Due to affiliate		132,883
Total liabilities		287,811
Commitments and contingencies (Notes 9 and 12)		
Stockholders' equity:		
Common stock - no par value; 300 shares authorized, 210 shares issued and outstanding		2,082,728
Additional paid-in capital		66,740
Accumulated deficit		(1,517,117)
Stockholders' equity before related receivable		632,351
Less: receivable from an affiliate		(238,425)
Total stockholders' equity		393,926
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	681,737

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

E. H. Smith Jacobs & Co., Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the NASDAQ Stock Market, NYSE Arca, Inc., Financial Industry Regulatory Authority, Inc. ("FINRA"), and various exchanges, is engaged in the execution of stock transactions for its own account.

As more fully described in Note 7, the Company's former wholly owned subsidiary, Christopher J. Forbes, LLC, changed its name to NativeOne Institutional Trading, LLC ("NativeOne"). NativeOne then accepted investments from third parties.

The Company employ traders whose compensation is based on a portion of the trading profits, net of related trade execution costs.

NOTE 2. MANAGEMENT'S PLANS

During the fiscal year ended September 30, 2011, the Company experienced trading profits that were not sufficient to offset operating expenses. Management's plans in response to these events is to reduce operating expenses and to limit its traders to those individuals who can demonstrate a profitable track record.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expenses relating to customer transactions are recorded on a trade-date basis as securities transactions occur. Commission income represents the amounts received from the clearing broker for ticket charges, before charges from the clearing broker.

Securities owned are valued at fair value. Securities not readily marketable are valued at fair value as determined by management.

Fair Value Measurements
The Company follows accounting principles generally accepted in the United States of America ("GAAP") for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition. GAAP clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements.

During the year ended September 30, 2011, certain additional new disclosures regarding Level 3 securities became effective. The Company will adopt the new relevant disclosures as they become applicable. Management does not anticipate any material effect on the financial statements as result of the adoption of this additional guidance.

Investment in Affiliate
Investment in affiliate represents equity interests in an operating entities and is reflected in the statement of financial condition based on the equity method of accounting.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company files its corporation income tax returns on an August 31 fiscal year-end. The Company has net operating loss carryforwards of approximately $2,452,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

August 31		
2024	$	298,000
2027		409,000
2028		153,000
2030		773,000
2031		819,000
	$	2,452,000

The net operating loss carryforwards give rise to a deferred tax asset of $981,000. However, the Company has determined that a valuation allowance of $981,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

At September 30, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Subsequent Events

The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2011, the Company had net capital of approximately $239,000, which exceeded its requirement of $100,000 by approximately $139,000.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of September 30, 2011:

Machinery and equipment	$ 11,586
Furniture and fixtures	111,389
Leasehold improvements	76,463
Computer equipment	244,606
	444,044
Less: accumulated depreciation	(410,901)
Property and equipment, net	$ 33,143

NOTE 6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2011:

Deposits from traders	$ 10,000
Other accrued expenses	44,579
	$ 54,579

NOTE 7. INVESTMENT IN AFFILIATE

As disclosed in Note 1, the Company's subsidiary, Christopher J. Forbes, LLC, changed its name to NativeOne Institutional Trading, LLC ("NativeOne") as of December 31, 2010. NativeOne then accepted investments from third parties, which resulted in the Company's loss of its controlling interest. The Company did not recognize any gain or loss when it lost its controlling interest. The deconsolidation had no significant effect on the statement of financial condition.

The Company retains interests of 2.5% of profits and 25% of losses, as defined.

NativeOne is a registered broker-dealer with the SEC and is also a member of FINRA. The Company's investment in NativeOne amounted to $74,922 as of September 30, 2011.

Financial information about NativeOne is summarized below:

Assets	$ 1,240,819
Liabilities	$ 67,073

NOTE 8. LOAN PAYABLE TO BANK

The Company is obligated under a bank loan that amounted to $100,349 at September 30, 2011. Amounts advanced bear interest at 4.25% per annum at September 30, 2011 and are guaranteed by individuals affiliated with the stockholders.

NOTE 9. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on April 30, 2012.

NOTE 10. PENSION AND PROFIT SHARING PLAN

The Company, together with a related company, participates in a profit-sharing plan. Contributions to the plan are based on the wages of eligible employees up to $200,000. The plan is on a fiscal year, September 1 to August 31. Contributions to the plan are determined each year by the Board of Directors and may be up to 15% of eligible compensation.

NOTE 11. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") that covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to an employee's elective deferral contributions, up to a maximum of 4% of the employee's compensation.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

During the year ended September 30, 2011, the Company's trading activities included equity options, which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. All positions are reported in the accompanying statement of financial condition at fair value.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company does not apply hedge accounting as defined by GAAP, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required in GAAP are generally not applicable with respect to these financial instruments.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK (CONTINUED)

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity, and operational risks. The Company manages these risks associated with derivatives on an aggregate basis.

Fair values of options contracts are recorded in "Securities owned" or "Securities sold, not yet purchased," as appropriate.

GAAP requires additional disclosures surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position. The Company records its trading-related derivative activities on a fair-value basis.

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the number of contracts, categorized by primary risk exposure, and reflected in the statement of financial condition as of September 30, 2011:

Primary Risk Exposure	Classification in Statement of Financial Condition	Assets: Fair Value	Assets: Notional value
Equity option contracts, due within one year	Securities owned, at fair value	$ 4,185	$ 96,800

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

The Company is also subject to certain inherent risks from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK (CONTINUED)

The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of September 30, 2011, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 13. CONCENTRATIONS OF CREDIT RISK

Cash equivalents, amounts due from clearing brokers, and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 14. RELATED PARTY TRANSACTIONS

The Company has incurred floor brokerage and clearing expenses to a party related through common ownership. The amount due to this affiliate was $132,883 at September 30, 2011.

An individual affiliated with the stockholders is indebted to the Company at September 30, 2011, in the amount of $238,425. The loan is non-interest bearing with no repayment terms. Stockholders' equity is reduced by this loan receivable.

NOTE 15. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 15. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2011:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at September 30, 2011	Valuation Technique
Investment securities:					
Equity securities	$ 1,925	$ -	$ -	$ 1,925	(a)
Options	4,185	-	-	4,185	(a)
Total	$ 6,110	$ -	$ -	$ 6,110	

During the year ended September 30, 2011, there were no transfers between levels of the fair value hierarchy.

The carrying amounts of cash and cash equivalents, loans and advances, and other receivables, other assets, and accounts payable and other liabilities approximate fair value based on their short-term maturities.